

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 1, 2011

<u>Via Facsimile and U.S. Mail</u>
Ms. Rosemary Quinn
CNA Surety Corporation
333 S.Wabash Avenue, 41st Floor
Chicago, Illinois 60604

> **Re:** **CNA Surety Corporation**
> **Schedule 14D-9/A**
> **Filed May 27, 2011**
> **File No. 5-51709**
>
>
> **Schedule 13e-3 filed by CNA Surety Corporation, Surety Acquisition Corporation, Continental Casualty Company, The Continental Corporation, and Loews Corporation**
> **File No. 5-51709**

Dear Ms. Quinn:

We have limited our review of the above referenced filings to those issues we have addressed in our comments.

Schedule 14D-9/A

1. Please amend the Schedule 13e-3 each time an amendment to Schedule 14D-9 is made.

2. Unless the subject of a confidential treatment request, all correspondence should be filed as such on EDGAR. Please file the correspondence submitted supplementally in response to comment 3 of our letter dated May 20, 2011.

3. Further to our comment above. We have reviewed the board resolutions submitted supplementally. We also note the revisions to Schedule 14D-9 in which you disclose that the board of directors granted to the Special Committee the specific authority to make the disclosures and filings required by Schedule 13e-3. It is unclear, however, whether the resolutions you furnished granted the Special Committee the specific authority to make a fairness determination on behalf of the Company for purposes of

complying with Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A. Please supply on a supplemental basis any additional consent or other resolution of the board of directors that specifically and expressly authorizes the Special Committee to provide the Schedule 13E-3 disclosure on behalf of the Company. Alternatively, please provide the fairness determination from the Company, as expressed by the Board.

4. We reissue prior comment 3. If the Special Committee, on behalf of the Company, has based its fairness determination on the analyses of factors undertaken by Goldman Sachs, the Special Committee, on behalf of the Company, must expressly adopt these analyses and discussions as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719. In this respect, please disclose whether the Special Committee expressly adopts the financial advisor's discussions and analyses of the factors summarized in the Schedule 14D-9, as amended. To the extent Goldman Sach's discussions and analyses do not address certain factors, the Special Committee, on behalf of the Company, must discuss each of the factors in Instruction 2 to Item 1014 of Regulation M-A in reasonable detail or explain in detail why the factors were not deemed material or relevant.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):   Mark Gerstein, Esq.
                        Latham & Watkins LLP